
06018101


RECEIVED
NOV 0 1 2006
213
SECTION
PROCESSING

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

October 23 rd, 2006

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA Belgium
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of October 19 th 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED

MAY 23 2007

THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

11/6

Dexia SA
Place Rogier 11 – B-1210 Brussels – Phone: +32 2 213 57 00 – Fax: +32 2 213 57 01
Internet: http://www.dexia.com – Account No. 068-2113620-17 – RPM Brussels VAT BE 0458.548.296
7 à 11, quai André Citroën – B. P. 1002 – F-75901 Paris cedex 15 – Phone: +33 1 43 92 77 77 – Fax: +33 1 43 92 70 00

PRESS RELEASE

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 7-11, Quai André Citroën, F-75901 Paris
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 19 October 2006

DEXIA opens *DEXIA PUBLIC FINANCE (SWITZERLAND)*

Dexia, via its subsidiary Dexia Crédit Local, opens Dexia Public Finance (Switzerland), a *"foreign bank representation in Switzerland"* that specializes in public finance.

This will allow Dexia to further optimize its service to the local public sector in Switzerland, including the communes and cantons, whose total debt amounts to roughly EUR 190 billion. Dexia Public Finance (Switzerland) will offer the financing products of the Dexia Group to the Swiss public corporations (communes and cantons) and to the institutions of which they are shareholders of guarantors (municipal and cantonal undertakings, cantonal banks) or companies under private law involved in projects for the local public sector.

The authorization to open Dexia Public Finance (Switzerland) has been granted and Ludo Schockaert has been appointed director-general.

Press department Brussels +32 2 213 50 81
Press department Paris +33 1 43 92 77 05

DEXIA


SEC MAIL
PROCESSING
RECEIVED
NOV 0 1 2006
WASH, D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

October 24 th, 2006

Attention: Special Counsel/Office of International Corporate Finance

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of October 24 th 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours



Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Place Rogier 11 – B-1210 Brussels – Phone: +32 2 213 57 00 – Fax: +32 2 213 57 01
Internet: http://www.dexia.com – Account No. 068-2113620-17 – RPM Brussels VAT BE 0458.548.296
7 à 11, quai André Citroën – B. P. 1002 – F-75901 Paris cedex 15 – Phone: +33 1 43 92 77 77 – Fax: +33 1 43 92 70 00

PRESS RELEASE

DEXIA

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 7-11, Quai André Citroën, F-75901 Paris
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 24 October 2006

Dexia issues EUR 500 million Hybrid Tier 1 capital

Dexia announces today the successful completion of the issuance of perpetual subordinated notes qualifying as Tier 1 capital for an amount of EUR 500 million. This issuance is part of Dexia's financing plan for the acquisition of DenizBank.

Dexia Funding Luxembourg S.A., a financing vehicle subsidiary of Dexia SA, has issued EUR 500 million Fixed Rate / Floating Rate (see below) Undated Deeply Subordinated Notes with a payment date on November 2nd, 2006 and a first call date on November 2nd, 2016. This issue is guaranteed on a subordinated basis by Dexia SA and the proceeds will be directly on-lent on a Tier 1 basis to the banking subsidiaries of Dexia Group.

The Notes bear interest at a fixed rate of 4.892% per annum until the first call date on November 2nd, 2016 and thereafter at a floating rate equal to 3 months Euribor + 1.78%.

Dexia émet EUR 500 millions de capital hybride Tier 1

Dexia annonce aujourd'hui le lancement avec succès de l'émission de titres subordonnés à durée indéterminée répondant aux conditions de qualification en fonds propres Tier 1 pour un montant de EUR 500 millions. Cette émission fait partie du plan de financement de Dexia pour l'acquisition de DenizBank.

Dexia Funding Luxembourg S.A., un véhicule de financement filiale de Dexia SA, a émis des titres à durée indéterminée de rang très subordonné à taux fixe / taux flottant (voir ci-dessous) pour un montant de EUR 500 millions, avec date de paiement le 2 novembre 2006 et première date de remboursement anticipé (« call date ») le 2 novembre 2016. Cette émission est garantie sur une base subordonnée par Dexia SA et le produit de l'émission sera directement reprêté sous forme de capital Tier 1 aux filiales bancaires du Groupe Dexia.

Ces titres portent intérêt au taux fixe de 4,892% par an jusqu'à la première date de remboursement anticipé (« call date »), le 2 novembre 2016 et, par la suite, à un taux flottant égal à 3 mois Euribor + 1,78%.

Dexia geeft 500 miljoen EUR Hybrid Tier 1 Kapitaal uit

Dexia kondigt vandaag de succesvolle verwezenlijking aan van de uitgifte van achtergestelde schuldtitels met onbepaalde looptijd die in aanmerking komen als Tier 1 kapitaal, voor een bedrag van 500 miljoen EUR. Deze uitgifte maakt deel uit van het financieringsplan van Dexia voor de acquisitie van DenizBank.

Dexia Funding Luxembourg S.A., een uitgiftevennootschap en filiaal van Dexia NV, heeft een uitgifte gerealiseerd van vaste rente/vlottende rente (zie hierna) diep achtergestelde schuldtitels met onbepaalde looptijd ten belope van 500 miljoen EUR met betaaldatum op 2 november 2006 en een eerste vervroegde terugbetalingsdatum ("call date") op 2 november 2016. Deze uitgifte wordt door Dexia NV gewaarborgd op achtergestelde basis en de opbrengst wordt rechtstreeks op een Tier 1 basis aan de bancaire dochterondernemingen van de groep Dexia doorgeleend.

De schuldtitels genereren een vaste rentevoet van 4,892 % per jaar tot de eerste vervroegde terugbetalingsdatum ("call date") op 2 november 2016 en daarna een vlottende rente gelijk aan Euribor 3 maanden + 1,78%.

Press department Brussels +32 2 213 50 81
Press department Paris +33 1 43 92 77 05
Investor Relations Brussels +32 2 213 57 46
Investor Relations Paris +33 1 43 92 82 54